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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                       VERTEX COMMUNICATIONS CORPORATION
                           (Name of Subject Company)

                       VERTEX COMMUNICATIONS CORPORATION
                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, PAR VALUE $0.10
                         (Title of Class of Securities)

                                  925320-10-3
                     (CUSIP Number of Class of Securities)

                                J. REX VARDEMAN
                       VERTEX COMMUNICATIONS CORPORATION
                           2600 NORTH LONGVIEW STREET
                           KILGORE, TEXAS 75662-6842
                                 (903) 984-0555

           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                    COPY TO:

                             WILLIAM F. PYNE, ESQ.
                            THOMPSON & KNIGHT L.L.P.
                        1700 PACIFIC AVENUE, SUITE 3300
                              DALLAS, TEXAS 75201
                                 (214) 969-1700

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Vertex Communications Corporation, a Texas corporation (the "Company"). The principal executive offices of the Company are located at 2600 North Longview Street, Kilgore, Texas 75662-6842. The class of equity securities to which this statement relates is the Common Stock ("Common Stock") of the Company, par value $0.10 per share (the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer disclosed in the Schedule 14D-1, dated November 18, 1999 (the "Schedule 14D-1"), of Signal Acquisition Corporation, a Texas corporation (the "Purchaser") and a wholly owned subsidiary of Tripoint Global Communications Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding Shares at a price per share of $22.00 (the "Offer Price") net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 18, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements to the Letter of Transmittal and the Offer to Purchase, constitute the "Offer" and are contained in the Schedule 14D-1). According to the
Schedule 14D-1 the address of the principal executive offices of Parent and Purchaser are each located at 565 Fifth Avenue, 17th Floor, New York, New York 10017.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 11, 1999 (the "Merger Agreement"), among Parent, the Purchaser and the Company pursuant to which, as soon as practicable following the consummation of the Offer and satisfaction or waiver, if permissible, of all conditions to the Merger (as defined herein) the Purchaser will be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held by shareholders who perfect their dissent rights under Texas law, Shares owned by the Company as treasury stock, and Shares owned by any direct or any indirect wholly-owned subsidiary of Parent or of the Company) will be converted into the right to receive the Offer Price in cash (the "Per Share Merger Consideration"), without interest thereon.

    The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least a majority of all outstanding Shares on a fully diluted basis (the "Minimum Tender Condition"), (b) any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the purchase of Shares pursuant to the Offer having expired or been terminated and (c) the period of time for any applicable review process by the Committee on Foreign Investment in the United States ("CFIUS") under Section 721(a) of the Defense Production Act of 1950, as amended (the "Exon-Florio Act"), having expired and CFIUS not having taken any action or made any recommendation to the President of the United States to block or to prevent consummation of the Offer or the Merger. The Purchaser reserves the right (subject to the applicable rules and regulations of the Securities and Exchange Commission ("SEC")) to waive or reduce the Minimum Tender Condition and to elect to purchase, pursuant to the Offer, fewer than the minimum number of Shares necessary to satisfy the Minimum Tender Condition in the event that either
(a) the Company provides the Purchaser with prior written consent to do so or
(b) the failure of the Minimum Tender Condition to be satisfied results from the failure of the Principal Shareholders (as defined below) to validly tender their Shares prior to the expiration of the Offer, or from the withdrawal of any of the Principal Shareholders' Shares prior to the expiration of the Offer. As used herein, Shares on a fully diluted basis means all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities. A copy of the Merger Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

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    Simultaneously with entering into the Merger Agreement, Parent and the
Purchaser also entered into a Company Shareholder Agreement (the "Shareholder Agreement") with each member of the Board of Directors of the Company (the "Board") and William L. Anton (collectively, the "Principal Shareholders"), pursuant to which each Principal Shareholder has agreed, among other things, to tender all the Shares that he beneficially owns (including Shares issuable upon exercise of Company Stock Options (as defined below)) at a price per Share equal to the Offer Price. If the Principal Shareholders fail to tender their Shares pursuant to the Offer, or withdraw their Shares prior to the expiration of the Offer, Parent will have the option to purchase such Shares at the Offer Price following consummation of the Offer. The Principal Shareholders collectively own approximately 13.1% of all outstanding Shares (assuming the exercise of all Company Stock Options held by the Principal Shareholders).

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

    (b)(1) Certain contracts, agreements, arrangements, or understandings between the Company and its executive officers, directors or affiliates are described in the Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the "Information Statement") attached hereto as Annex I and incorporated herein by reference.

    (b)(2) Descriptions of (i) the Merger Agreement, (ii) the Shareholder Agreement and (iii) the Confidentiality Agreement between Parent and the Company dated as of September 28, 1999 are set forth below. Except as described or referenced in this Item 3(b), there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and the Company, Parent, the Purchaser or any of their respective executive officers, directors or affiliates.

THE MERGER AGREEMENT.

    The Merger Agreement provides that following the satisfaction of the conditions described below under "Conditions to Obligations of Each Party Under the Merger Agreement," the Purchaser will be merged with and into the Company, and each outstanding Share (other than Shares held by shareholders who perfect their dissent rights under Texas law, Shares owned by the Company as treasury stock and Shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company) will be converted into the right to receive the Per Share Merger Consideration, without interest.

    VOTE REQUIRED TO APPROVE MERGER. The Texas Business Corporation Act ("TBCA") requires, among other things, that the adoption of any plan of merger or consolidation of the Company be approved by the Board and generally by two-thirds of the holders of the Company's outstanding voting securities.
Article 2.28D of the TBCA, however, provides that a corporation's articles of incorporation may provide that the act of the shareholders on any matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by the TBCA shall be the affirmative vote of the holders of a specified portion, but not less than a majority of the shares entitled to vote on the matter, rather than the affirmative vote otherwise required by the TBCA. Under the Company's articles of incorporation, only a majority vote is required to approve the Merger. The Board has approved the Offer and the Merger. Consequently, the only additional action of the Company necessary to effect the Merger is approval by the shareholders of the Company if the "short-form" merger procedure described below is not available. If the Purchaser acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares (which would be the case if the Minimum Tender Condition were satisfied and the Purchaser were to accept for payment Shares

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tendered pursuant to the Offer), it would have sufficient voting power to effect the Merger without the vote of any other shareholder of the Company. However,
Article 5.16 of the TBCA also provides that if a purchaser owns at least 90% of each class of outstanding shares (pursuant to the Offer or otherwise), the purchaser, by action of the board of directors of the purchaser and without the action or vote by the shareholders of either corporation, can effect a short-form merger with the target company. Accordingly, if, as a result of the Offer or otherwise, the Purchaser acquires or controls the voting power of at least 90% of the outstanding Shares, the Purchaser could, and intends to, effect the Merger without prior notice to, or any action by, any other shareholder of the Company.

    CONDITIONS TO OBLIGATIONS OF EACH PARTY UNDER THE MERGER AGREEMENT. The respective obligations of each party to effect the Merger under the Merger Agreement is subject to the satisfaction at or prior to the closing date of the Merger of the following conditions, any or all of which may be waived by Parent and the Purchaser, in whole or in part, to the extent permitted by applicable law: (a) the Merger Agreement shall have been approved by the requisite vote of the shareholders of the Company, if required by applicable law (the "Company Shareholder Approval"); (b) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and the period of time for any applicable review process by CFIUS under the Exon-Florio Act shall have expired and CFIUS shall not have taken any action or made any recommendation to the President of the United States to block or prevent the consummation of the Offer or the Merger; (c) any consents, approvals and filings under any foreign antitrust law, the absence of which would prohibit the consummation of the Merger, shall have been obtained or made;
(d) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect and any party asserting this condition shall have used all reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any such injunction or other order that may be entered; and (e) the Purchaser or Parent shall have accepted for payment and paid for all Shares validly tendered and not withdrawn pursuant to the Offer; provided that this condition shall be deemed satisfied with respect to the obligation of the Purchaser and Parent to effect the Merger if the Purchaser fails to accept for payment or pay for Shares pursuant to the Offer in violation of the Merger Agreement.

    TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time (notwithstanding approval of the Merger by the shareholders of the Company) prior to the Effective Time PROVIDED that if the Shares are accepted for payment pursuant to the Offer, neither Parent nor the Purchaser may terminate this Agreement or abandon the Merger except pursuant to the following clause (a), (b)(i) or b(iii): (a) by mutual written consent of Parent, the Purchaser and the Company;
(b) by either the Parent or the Company (i) if any court of competent jurisdiction or other governmental authority issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Merger, and such order, decree or ruling or other action shall have become nonappealable; (ii) if (A) as a result of the failure of any of the conditions to the Offer, (1) the Purchaser shall have failed to commence the Offer within 20 days following the date of the Merger Agreement or (2) the Offer shall have terminated or expired in accordance with its terms without the Purchaser having purchased any Shares pursuant to the Offer or (B) the Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to March 11, 2000 (the "Termination Date"), PROVIDED that the right to terminate pursuant to clause (b)(ii) shall not be available (x) to the Company as a result of the occurrence of any event set forth in paragraph (d) under Section 14 of the Offer to Purchase or (y) to any party whose failure to fulfill any of its obligations under the Merger Agreement or the Shareholder Agreement (each a "Transaction Agreement" and together the "Transaction Agreements") results in the failure of any such condition or if the failure of such condition results from facts or circumstances that constitute a breach of any representation or warranty of such party contained in any Transaction Agreement; or (iii) if, upon a vote at a duly held meeting to obtain the Company Shareholder Approval, such approval is not

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obtained, PROVIDED, HOWEVER, that the Merger Agreement may not be terminated by
Parent pursuant to this clause (b)(iii) if Parent does not cause all Company Shares acquired pursuant to the Offer or otherwise owned by the Purchaser or any other subsidiary of Parent to be voted in favor of the Merger Agreement; (c) by Parent, if the Company breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in any Transaction Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 14 of the Offer to Purchase and (ii) cannot be or has not been cured within 30 days after written notice to the Company of such breach; (d) by Parent or the Purchaser if either Parent or the Purchaser is entitled to terminate the Offer as a result of the occurrence of any event set forth in paragraph (d) under Section 14 of the Offer to Purchase; or (e) by the Company if the Board withdraws or modifies its approval or recommendation of the Transaction Agreements, the Offer or the Merger in the circumstances described below under the caption "Company Takeover Proposals", PROVIDED that, in order for termination pursuant to this clause (e) to be deemed effective, the Company shall have complied with all of its obligations as described below under "Company Takeover Proposals", including the notice provisions therein, and with all applicable requirements described below under "Fees and Expenses," including payment of the Termination Fee.

    COMPANY TAKEOVER PROPOSALS. Pursuant to the Merger Agreement, the Company was required to, and to cause its Representatives (as defined below) to, cease immediately all current discussions and negotiations regarding any proposal that constitutes, or may reasonably be expected to lead to, a Company Takeover Proposal (as defined below). Further, the Company has agreed that it will not, and will not authorize or permit any of its subsidiaries, or any officer, director, employee, investment banker, financial advisor, attorney, accountant or other advisor or representative (collectively, "Representatives") of the Company or any of its subsidiaries to, (i) directly or indirectly solicit, initiate or encourage the submission of any Company Takeover Proposal,
(ii) enter into any agreement with respect to any Company Takeover Proposal or
(iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Company Takeover Proposal; PROVIDED, HOWEVER, that prior to the earlier to occur of acceptance for payment of Shares pursuant to the Offer and approval of the Merger Agreement by the Company's shareholders, the Company may, to the extent that a failure to do so would violate the fiduciary obligations of the Board under applicable law, as determined in good faith by a majority of the Disinterested Directors (as defined below) based on the advice of outside counsel, in response to a Superior Company Proposal (as defined below) that was not solicited by the Company or its Representatives and that did not otherwise result from a breach or a deemed breach of the non-solicitation provisions of the Merger Agreement, and subject to compliance with the notice requirements described below, (x) furnish information with respect to the Company to the person making such Superior Company Proposal pursuant to a confidentiality agreement not less restrictive of the other party than the confidentiality agreement between the Company and Parent and (y) participate in discussions or negotiations regarding such Superior Company Proposal. "Disinterested Director" means, with respect to any Company Takeover Proposal, any member of the Board that is not an affiliate or Representative of the person making such Company Takeover Proposal. Without limiting the foregoing, any violation of the restrictions set forth in the preceding sentence by any Representative or affiliate of the Company or any subsidiary of the Company, whether or not such person is purporting to act on behalf of the Company or any subsidiary of the Company or otherwise, would be deemed to be a breach of the Merger Agreement by the Company.

    The Merger Agreement provides further that, except as described below, neither the Company, nor the Board nor any committee thereof shall (a) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent or the Purchaser, the approval or recommendation by the Board or any such committee of the Transaction Agreements, the Offer or the Merger, (b) approve or cause the Company or any subsidiary of the Company to enter into any letter of intent, agreement in

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principle, acquisition agreement or similar agreement (each, an "Acquisition
Agreement") relating to any Company Takeover Proposal or (c) approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal. Notwithstanding the foregoing, if, prior to the earlier to occur of acceptance for payment of Shares pursuant to the Offer and approval of the Merger Agreement by the shareholders of the Company, the Board receives a Superior Company Proposal which was not solicited by the Company and which did not otherwise result from a breach of the non-solicitation provisions of the Merger Agreement, and the Board determines in good faith, based on the advice of outside counsel, that the failure to do so would violate its fiduciary obligations under applicable law, the Board may withdraw or modify its approval or recommendation of the Transaction Agreements, the Offer or the Merger; provided that such determination shall be made at a time that is after the third business day following the receipt by Parent of written notice advising Parent that the Board is prepared to accept a Superior Company Proposal, specifying the material terms and conditions of such Superior Company Proposal and identifying the person making such Superior Company Proposal.

    In addition, under the Merger Agreement, the Company has agreed to promptly advise Parent, orally and in writing, of any Company Takeover Proposal or any inquiry with respect to, or that could reasonably be expected to lead to, any Company Takeover Proposal (including any change to the terms of any such Company Takeover Proposal or inquiry) and the identity of the person making any such Company Takeover Proposal or inquiry. The Company shall (i) keep Parent fully informed of the status of any such Company Takeover Proposal or inquiry (including any change to the terms of any such Company Takeover Proposal or inquiry) and (ii) provide to Parent copies of all correspondence and other written material sent or provided by any third party to the Company, or by the Company to any third party, in connection with any Company Takeover Proposal, as soon as practicable after receipt or delivery thereof.

    The Merger Agreement provides that the provisions described above will not prohibit the Company from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or making any disclosure to the Company's shareholders if, in the good faith judgment of the Board, based on the advice of outside counsel, failure so to disclose would constitute a violation of applicable law; PROVIDED, HOWEVER, that neither the Company, nor the Board nor any committee thereof shall withdraw or modify, or propose publicly to withdraw or modify, its position with respect to the Transaction Agreements, the Offer or the Merger (unless it is permitted to do so as described above) or approve or recommend, or propose publicly to approve or recommend, a Company Takeover Proposal.

    "Company Takeover Proposal" means any inquiry, proposal or offer for (a) a merger, consolidation, dissolution, recapitalization, liquidation or other business combination involving the Company or any subsidiary of the Company,
(b) the acquisition by any person in any manner, directly or indirectly, of a number of shares of any class of equity securities of the Company or any subsidiary of the Company equal to or greater than 20% of the number of such shares outstanding before such acquisition or (c) the acquisition by any person in any manner, directly or indirectly, of assets that constitute 20% or more of the net revenues, net income or assets of the Company or any subsidiary of the Company, in each case other than the Offer, the Merger and the other transactions contemplated by the Transaction Agreements (the "Transactions") and other than the sale of Vertex Satcom Systems, Inc., a subsidiary of the Company, on terms approved by Parent (the "Satcom Sale") (the transactions referred to in clauses (a), (b) and (c) being referred to herein as "Company Takeover Transactions").

    "Superior Company Proposal" means any bona fide proposal made by a third party to acquire substantially all the equity securities or assets of the Company, pursuant to a tender or exchange offer, merger, consolidation, liquidation or dissolution, recapitalization, sale of all or substantially all its assets or otherwise, (a) on terms which the Board determines in its good faith judgment to be superior from a

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financial point of view to the holders of Shares than the Transactions (based on the written opinion, with only customary qualifications, of the Company's independent financial advisor, which has been provided to Parent), taking into account all the terms and conditions of such proposal, the Transaction
Agreements and any proposal by Parent to amend the terms of the Transactions,
(b) for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board, is reasonably capable of being obtained by such third party and (c) for which, in the good faith judgment of the Board, no regulatory approvals are required, including antitrust approvals, that could not reasonably be expected to be obtained.

    FEES AND EXPENSES. Except with respect to the circumstances described below, the Merger Agreement provides that each of Parent, the Purchaser and the Company will bear its own fees and expenses in connection with the Merger Agreement regardless of whether the Merger is consummated.

    The Merger Agreement provides that in the event that (i) (A) a Company Takeover Proposal shall have been made known to the Company or shall have been made directly to its shareholders or any person shall have announced an intention (whether or not conditional) to make a Company Takeover Proposal,
(B) thereafter the Merger Agreement is terminated as a result of the failure of the conditions to the Offer, the failure to receive the Company Shareholder Approval or an uncured material breach by the Company and (C) within 12 months after such termination a Company Takeover Transaction is consummated or the Company (or one or more of the Company's subsidiaries representing in the aggregate 20% or more of the net revenues, net income or the assets of the Company and the Company's subsidiaries taken as a whole), enters into an Acquisition Agreement with respect to, approves or recommends a Company Takeover Transaction or (ii) the Merger Agreement is terminated by the Company after receiving a Superior Company Proposal as described above or by Parent or the Purchaser as a result of the failure of the conditions set forth in paragraph (d) referred to in Section 14 of the Offer to Purchase, then the Company must promptly, but in no event later than, in the case of clause (i), the date of the earliest to occur of such consummation, approval, or recommendation of a Company Takeover Transaction or the entering into of such Acquisition Agreement, or in the case of clause (ii), the date of such termination, pay to Parent a fee equal to $3.84 million (the "Termination Fee"), payable by wire transfer of same day funds. If the Company is required to pay to Parent a fee pursuant to either of the above clauses, the Company will also reimburse Parent and the Purchaser for all their out-of-pocket expenses actually incurred in connection with the Transaction Agreements, the Offer, the Merger and the other Transactions in an amount not to exceed $640,000. Such reimbursement shall be paid upon demand following termination of the Merger Agreement. The payment of any amounts due pursuant to this provision do not constitute the exclusive remedy of Parent and the Purchaser under the Transaction Agreements. Without limiting the generality of the foregoing, in the event of a breach or deemed breach by the Company of the no solicitation provisions of the Merger Agreement, Parent and the Purchaser will be entitled to the other remedies contained in the Merger Agreement, including an injunction, and all other remedies available at law or in equity to which Parent and the Purchaser are entitled.

    CONDUCT OF BUSINESS OF THE COMPANY. Pursuant to the Merger Agreement, the Company has agreed that from the date of the Merger Agreement to the Effective Time, unless otherwise expressly permitted by the Merger Agreement or agreed to in writing by Parent, it will and will cause each of its subsidiaries to:
(a) conduct its business diligently and in the usual, regular and ordinary course of business and in substantially the same manner as previously conducted;
(b) use all reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and keep its relationships with customers, suppliers and others having business dealings with it; (c) maintain its assets in as good working order and condition as at present, ordinary wear and tear excepted, consistent with past practices; and (d) maintain in full force and effect current insurance policies or other comparable insurance coverage with respect to the assets and potential liabilities thereof.

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    PROHIBITED ACTIONS BY THE COMPANY.  Under the Merger Agreement, the Company
has agreed that, except as expressly permitted by the Merger Agreement or otherwise agreed to in writing by Parent, from the date of the Merger Agreement until the Effective Time, it will not, and will not permit any of its subsidiaries to, make any material change in personnel, operations or finance, or do any of the following without the prior written consent of Parent: (i) (A) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent,
(B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any subsidiary of the Company or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities other than pursuant to the provisions of the Merger Agreement relating to Company Stock Options and the TIW Systems, Inc. Stock Bonus Plan; (ii) issue, deliver, sell, grant, pledge or otherwise encumber or subject to any lien (A) any shares of its capital stock,
(B) any voting securities, (C) any securities convertible into or exchangeable for, or any options, warrants or rights to acquire, any such shares, voting securities or convertible or exchangeable securities or (D) any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock-based performance units, other than the issuance of Shares upon the exercise of Company Stock Options outstanding on the date of the Merger Agreement and in accordance with their present terms; (iii) amend the Company's articles of incorporation, the Company's by-laws or other comparable charter or organizational documents other than pursuant to the Merger Agreement; (iv) acquire or agree to acquire (A) by merging or consolidating with, or by purchasing the assets of, or by any other manner, any equity interest in or business or any corporation, partnership, company, limited liability company, joint venture, association or other business organization or division thereof or (B) any assets that, individually, are in excess of $100,000 or, in the aggregate, are in excess of $300,000, except purchases of inventory in the ordinary course of business consistent with past practice; (v) (A) grant to any officer or director of the Company or any subsidiary of the Company any increase in compensation, except in the ordinary course of business consistent with past practice or to the extent required under employment agreements filed as exhibits to documents filed by the Company with the SEC and publicly available prior to the date of the Merger Agreement (the "Filed Company SEC Documents"), (B) grant to any employee, officer or director of the Company or any subsidiary of the Company any increase in severance or termination pay, except to the extent required under any agreement filed as an exhibit to the Filed Company SEC Documents, (C) establish, adopt, enter into or amend any Company benefit agreement, (D) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or Company benefit plan or (E) take any action to accelerate any rights or benefits, or make any material determinations not in the ordinary course of business consistent with past practice, under any collective bargaining agreement or Company benefit plan or Company benefit agreement, other than pursuant to the provisions of the Merger Agreement relating to Company Stock Options and the TIW Systems, Inc. Stock Bonus Plan; (vi) make any change in accounting methods, principles or practices materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except insofar as may have been required by a change in generally accepted accounting principles; (vii) sell, lease (as lessor), license or otherwise dispose of or subject to any lien any properties or assets that are material, individually or in the aggregate, to the Company and its subsidiaries, taken as a whole, except (A) sales of inventory and excess or obsolete assets in the ordinary course of business consistent with past practice and (B) the Satcom Sale; (viii) (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any subsidiary of the Company, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short-term borrowings incurred in the ordinary course of business consistent with past practice, or (B) make any loans, advances or capital

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contributions to, or investments in, any other person, other than to or in the
Company or any direct or indirect wholly owned subsidiary of the Company;
(ix) make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $100,000 or, in the aggregate, are in excess of $300,000 in any calendar quarter; (x) make or change any material tax election or settle or compromise any material tax liability or refund; (xi) (A) pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by the unaudited financial statements of the Company for its fiscal year ended September 30, 1999 (the "1999 Company Financial Statements") or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, (B) cancel any indebtedness that is material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, or waive any claims or rights of substantial value or (C) waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any subsidiary of the Company is a party; (xii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization other than for the liquidation of any subsidiary of the Company into the Company; (xiii) make or renew, extend, amend, modify, or waive any material provisions of any contract or commitment or relinquish or waive any material contract rights or agree to the termination of any material contract, except in the ordinary course of business consistent with prior practice; (xiv) institute, settle, or agree to settle any action or proceeding pending before any court or other governmental entity; or
(xv) authorize, or commit or agree to take, any of the foregoing actions.

    DIRECTORS. The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment by the Purchaser for, any Shares pursuant to the Offer, the Purchaser will be entitled to designate such number of directors on the Board as will give the Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to at least that number of directors, rounded up to the next whole number, which is the product of
(a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that
(i) such number of Shares so accepted for payment and paid for by the Purchaser plus the number of Shares otherwise owned by the Purchaser or any other subsidiary of Parent bears to (ii) the number of such Shares outstanding, and the Company will, at such time, cause the Purchaser's designees to be so elected; PROVIDED that in the event that the Purchaser's designees are appointed or elected to the Board, until the Effective Time the Board will have at least two directors who were directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors"); and PROVIDED FURTHER that in such event, if the number of Independent Directors is reduced below two for any reason whatsoever, the remaining Independent Director will be entitled to designate a person to fill such vacancy who will be deemed to be an Independent Director or, if no Independent Directors then remain, the other directors will designate two persons to fill such vacancies who are not current or former officers, shareholders or affiliates of the Company, Parent or the Purchaser, and such persons will be deemed to be Independent Directors. Subject to applicable law, the Company will take all action requested by Parent necessary to effect any such election, including mailing to its shareholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company will make such mailing with the mailing of the Schedule 14D-9 (provided that the Purchaser shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to the Purchaser's designees). In connection with the foregoing, the Company will promptly, at the option of the Purchaser, either increase the size of the Board or obtain the resignation of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to the Board as provided above.

    STOCK OPTIONS. The Merger Agreement provides that, as soon as practicable following the date of the Merger Agreement, the Board (or, if appropriate, any committee administering the Company Stock Plans (as defined below)) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding Company Stock Options and all outstanding Company SARs (as defined below) to provide that (i) each outstanding Company Stock Option may be exercised, whether or not such Company Stock Option is vested, immediately prior to the acceptance for payment of Shares pursuant to the Offer, contingent on and subject to the consummation of the Offer, PROVIDED that the Shares issued upon such exercise are tendered into the Offer and not withdrawn and (ii) each Company Stock Option and Company SAR outstanding that is not exercised prior to the acceptance for payment of Shares pursuant to the Offer shall be canceled effective immediately prior to the acceptance for payment of Shares pursuant to the Offer with the holder thereof becoming entitled to receive an amount of cash equal to the product of (x) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per Share subject to such Company Stock Option or Company SAR, multiplied by (y) the number of Shares issuable pursuant to the unexercised portion of such Company Stock Option or Company SAR; PROVIDED, HOWEVER, that no cash payment will be made with respect to any Company SAR that is related to a Company Stock Option in respect of which such a cash payment is made. All amounts payable pursuant to this paragraph will be subject to any required withholding of taxes or proof of eligibility of exemption therefrom and will be paid at or as soon as practicable following the Effective Time, but in any event within one business day following the Effective Time, without interest.

    The Company will use its best efforts to obtain all consents of the holders of the Company Stock Options if such consents are determined to be necessary to effectuate the foregoing as mutually agreed by Parent and the Company. The cancellation of a Company Stock Option in exchange for the cash payment described in the preceding paragraph will be deemed a release of any and all rights the holder of such Company Stock Option had or may have had in respect thereof, and any necessary consents from all such holders shall so provide. Notwithstanding anything to the contrary contained in the Merger Agreement, payment shall, at Parent's request, be withheld in respect of any Company Stock Option until all necessary consents are obtained.

    As soon as practicable following the date of the Merger Agreement, the Board (or, if appropriate, any committee administering the Company Stock Plans) will take or cause to be taken such actions as are required to cause (x) the Company Stock Plans to terminate as of the Effective Time and (y) the provisions in any other Company benefit plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company to be deleted as of the Effective Time. The Company will ensure that following the Effective Time no holder of a Company Stock Option or Company SAR or any participant in any Company Stock Plan or other Company benefit plan will have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

    The Company will take or cause to be taken all actions required to cause the TIW Systems, Inc. Stock Bonus Plan to be amended as of immediately prior to the Effective Time to provide that, in the event the Company's Common Stock ceases to be readily tradable (within the meaning of Q/A-2(d)(1)(iv)(A) of Treas. Reg.
Section 1.411(d)-4), distributions of benefits under such plan will be in the form of cash; provided that the foregoing will not apply in the event that prior to the Effective Time (i) such plan has received a favorable determination letter from the Internal Revenue Service in respect of the termination of the plan, (ii) such plan has been terminated and (iii) all benefits payable under such plan have been paid in full to each plan participant and beneficiary entitled to receive benefits in respect of the termination of such plan.

    "Company Stock Option" means any option to purchase Common Stock granted under any Company Stock Plan.

    "Company SAR" means any stock appreciation right linked to the price of Common Stock and granted under any Company Stock Plan.

    "Company Stock Plans" means the Company's 1995 Stock Compensation Plan, the Company's Stock Option Plan for Key Employees, the Company's Non-Employee Directors Stock Option Plan and the Company's Outside Directors Stock Option Plan, in each case as amended from time to time.

    INDEMNIFICATION OF DIRECTORS AND OFFICERS. (a) For six years after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) will honor all the Company's obligations to indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries and certain other individuals (each an "Indemnified Party") against losses, claims, damages, liabilities, costs, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement provided that any such settlement is effected with the written consent of Parent or the Surviving Corporation, which consent shall not unreasonably be withheld) arising out of actions or omissions occurring at or prior to the Effective Time ("Losses") to the extent such obligations of the Company exist under the TBCA, the terms of the Company's articles of incorporation or the Company's by-laws, in each case as in effect on the date of the Merger Agreement, or under any indemnification agreement between the Company or any subsidiary of the Company, as applicable, and the Indemnified Party that has been filed as an exhibit to the Filed Company SEC Documents or that has been previously identified and delivered to Parent; PROVIDED that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims. In the event that the Surviving Corporation or any of its successors or assigns
(i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or
(ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation shall expressly assume the obligations set forth in this paragraph. The indemnification provisions in the Merger Agreement are (i) intended to be for the benefit of, and to be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

    REASONABLE EFFORTS. Upon the terms and subject to the conditions set forth in the Merger Agreement, each of the parties will use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other Transactions, including
(i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental entities and the making of all necessary registrations and filings (including filings with governmental entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entity,
(ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Transaction Agreements or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Transaction Agreements; PROVIDED, HOWEVER, that Parent will not be required to consent to any action described in paragraph (a) under
Section 14 of the Offer to Purchase. In connection with and without limiting the foregoing, the Company and the Board will (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or the Transaction Agreements, (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Transaction Agreements, take all action necessary to ensure that the Offer, the

Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by the Transaction Agreements and otherwise to minimize the effect of such statute or regulation on the Offer, the Merger and the other Transactions and (iii) cooperate with Parent and the Purchaser in the arrangements for obtaining the financing required to consummate the Offer and the Merger, and to pay related fees and expenses. Nothing in the Merger Agreement will require Parent to waive any substantial rights or agree to any substantial limitation on its operations or to dispose of any asset or collection of assets of the Company, Parent or any of their respective subsidiaries or affiliates. Notwithstanding the foregoing, the Company is not prohibited from taking any action permitted by the non-solicitation provisions of the Merger Agreement described under "Company Takeover Proposals" above.

    DIRECTORS AND OFFICERS. The directors of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties.

    PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER. Termination or amendment of, or extensions or waivers under, the Merger Agreement, in order to be effective, require in the case of Parent, the Purchaser or the Company, action by its Board of Directors or the duly authorized designee of its Board of Directors. In the event the Purchaser's designees are elected to the Board as described above, after such election and prior to the Effective Time, (i) the affirmative vote of a majority of the Independent Directors will be required in addition to any required approval by the full Board to (A) amend or terminate the Merger Agreement on behalf of the Company, (B) waive any of the Company's rights, benefits or remedies under the Merger Agreement or (C) extend the time for performance of the Purchaser's obligations under the Merger Agreement and
(ii) the Independent Directors will have the power, acting together, to exercise any right of the Company under the Merger Agreement that the Company otherwise fails to exercise to the extent that the failure to exercise such right would materially adversely affect the holders of Shares other than Parent, the Purchaser and their respective subsidiaries and affiliates.

THE SHAREHOLDER AGREEMENT.

    Pursuant to the Shareholder Agreement, each Principal Shareholder has agreed, among other things, to tender all the Shares that he owns (or has the right to acquire upon the exercise of Company Stock Options) pursuant to the Offer. In addition, each Principal Shareholder has granted the Purchaser an option to purchase all his Shares at a price per Share equal to the Offer Price in the event that such Principal Shareholder fails to tender such Shares pursuant to the Offer, or withdraws such Shares prior to expiration of the Offer. The Shareholder Agreement and all rights and obligations of the parties to the Shareholder Agreement will terminate on the earlier to occur of the Effective Time and the termination of the Merger Agreement in accordance with its terms.

    Each Principal Shareholder severally has agreed that prior to the termination of the Shareholder Agreement, except as otherwise provided therein:
(a) such Principal Shareholder will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of such Principal Shareholder's Shares to any person other than pursuant to the Offer and the Merger, (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to such Principal Shareholder's Shares or (iii) commit or agree to take any of the foregoing actions, (b) until the Merger is consummated or the Merger Agreement is terminated, such Principal Shareholder will not, nor will such Principal Shareholder permit any investment banker, attorney or other advisor or representative of such Principal Shareholder to (i) directly or indirectly solicit, initiate or encourage the submission of any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal or (iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, any Company Takeover Proposal; PROVIDED, HOWEVER, that the Principal Shareholder may furnish information with respect to the Company to a person and participate in discussions or negotiations with such person regarding a Superior Company Proposal if at such time the Company is permitted to furnish information and engage in discussions or negotiations with, and is actually furnishing information to and engaging in discussions or negotiations with, such person regarding such Superior Company Proposal pursuant to the nonsolicitation provisions of the Merger Agreement,
(c) at any meeting of shareholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, such Principal Shareholder will, including by executing a written consent solicitation if requested by Parent, vote (or cause to be voted) such Principal Shareholder's Shares in favor of the Merger Agreement and (d) at any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances upon which such Principal Shareholder's vote, consent or other approval is sought, such Principal Shareholder will vote (or cause to be voted) such Principal Shareholder's Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company, (ii) any Company Takeover Proposal and (iii) any amendment of the Company's articles of incorporation or bylaws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent, delay or nullify the Offer, the Merger, the Merger Agreement or any of the other Transaction or change in any manner the voting rights of any class of capital stock of the Company. The Shareholder Agreement provides that each Principal Shareholder executed the Shareholder Agreement solely in his or her capacity as the record holder and beneficial owner of such Principal Shareholder's Shares and nothing therein shall limit or affect any actions taken by a Principal Shareholder in his capacity as an officer or director of the Company or any subsidiary of the Company to the extent specifically permitted by the Merger Agreement.

    Under the Shareholder Agreement each Principal Shareholder has, subject to the termination of the Shareholder Agreement, irrevocably granted to, and appointed, Parent, Stephen Green and Jack Haegele, or any of them, and any individual designated by any of them, and each of them, such Principal Shareholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Principal Shareholder, to vote such Principal Shareholder's Shares, or grant a consent or approval in respect of such Shares, in the manner specified above.

CONFIDENTIALITY AGREEMENT.

    Pursuant to the Confidentiality Agreement dated September 28, 1999, between the Company and Parent (the "Confidentiality Agreement"), the Company and Parent agreed to keep confidential certain information exchanged between such parties. The Confidentiality Agreement also contains customary standstill provisions. The Merger Agreement provides that certain information exchanged pursuant to the Merger Agreement will be subject to the Confidentiality Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) Recommendation of the Board of Directors

    At a meeting of the Board of Directors held on November 11, 1999, the Board unanimously approved the Shareholder Agreement and the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

    The Board of Directors unanimously adopted resolutions (i) recommending that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer, (ii) recommending that the Company's shareholders approve the Merger Agreement and the Merger and (iii) determining that the Offer and the Merger are fair to and in the best interests of the shareholders of the Company.

    A letter to the shareholders communicating the recommendation of the Board and a joint press release announcing the Offer, the Merger and the Merger Agreement are filed herewith as Exhibit 4 and Exhibit 5, respectively, and are incorporated herein by reference.

    (b) Background of the Offer; Reasons for the Board of Directors' Recommendations

BACKGROUND OF THE OFFER

    On January 8, 1997, Jack Haegele, Chief Executive Officer and a director of Parent, met with J. Rex Vardeman, Chairman of the Board, President and Chief Executive Officer of the Company, in Kilgore, Texas to discuss possible acquisition of the Company by Parent. This meeting was followed by a phone call by Mr. Haegele on January 24, 1997 to further discuss this matter.

    No further discussions between the Company and Parent regarding a possible acquisition occurred until April 19, 1999, when Mr. Haegele and Mr. Vardeman met again in Las Vegas, Nevada to discuss the possible acquisition of the Company by Parent.

    On August 25, 1999, Mr. Haegele and Gary Kanipe, President of RSI Products, Inc., a subsidiary of Parent, met with Mr. Vardeman in Dallas, Texas to make a proposal to acquire the Company and to discuss the price range for the transaction.

    On September 23, 1999, the Company's Board met to consider whether management should pursue discussions with Parent regarding the sale of the Company. The Board authorized management to continue to explore, monitor and report to the Board on strategic alternatives available to the Company, including the possible acquisition of the Company by Parent. The Board also authorized management to retain a qualified investment banking firm to advise and assist the Board and management in a review of the Company's strategic alternatives.

    On September 28, 1999, the Company entered into a Confidentiality Agreement with Parent. Parent then began its due diligence review of the Company's business and financial condition. Concurrently with its due diligence review, Parent engaged in various discussions and meetings with management and employees of the Company, and the Company's advisors to negotiate the terms of the Merger Agreement and the Shareholder Agreement.

    On October 21, 1999, the Company's Board met to discuss the status of the discussions and negotiations with Parent regarding a potential acquisition. The Company and its counsel had received a preliminary draft of a merger agreement from Parent's counsel. Counsel to the Company explained in detail the terms of the preliminary draft merger agreement and answered questions regarding these terms. Mr. Vardeman also advised the Board that the Company had engaged Frost Securities, Inc. ("Frost Securities") as its financial advisor.

    On October 27, 1999, the Company's Board met to discuss the status of the negotiations with Parent. The Board instructed management and the Company's advisors to continue to negotiate the terms of a merger agreement with Parent and to keep the Board currently appraised on an ongoing basis of the status of such negotiations. Following the October 27th Board meeting, extensive negotiations occurred concerning the terms of the Merger Agreement and the Shareholder Agreement.

    On November 4, 1999, the Board met to discuss the proposed Merger. At this meeting, Frost Securities made a presentation to the Board regarding the fairness from a financial point of view of the proposed per Share consideration to be received by holders of Shares in the Offer and the Merger and counsel to the Company explained in detail the terms of the current draft of the merger agreement and the shareholder agreement. On November 10, 1999, Parent completed its due diligence review of the Company and informed representatives of the Company that Parent was willing to proceed with the transaction at a price of $22.00 per Share. On November 11, 1999 Frost Securities delivered its opinion to the Board that, as of such date, and subject to the conditions and limitations set forth therein, the consideration to be received by holders of Shares in the Offer and the Merger is fair, from a financial point of view. On November 11, 1999, the Company's Board unanimously approved the Merger Agreement, the Shareholder Agreement, the Offer and the Merger.

    The parties executed and delivered the Merger Agreement and the Shareholder Agreement on the evening of November 11, 1999 and publicly announced the transaction before the New York Stock Exchange opened for trading on the morning of November 12, 1999.

REASONS FOR THE TRANSACTION; FACTORS CONSIDERED BY THE BOARD

    In approving the Offer and the Merger and recommending that all shareholders tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, the Board considered a number of factors, including:

    (i) the financial and other terms and conditions of the Offer, the Merger and the Merger Agreement, including the $22.00 per Share consideration to be received by the Company's shareholders in the Offer and the Merger, as well as the fact that shareholders would receive a cash payment with no financing condition;

    (ii) the belief of the Board after considering the possible alternatives to the Offer and the Merger, that no other buyer would be likely to be willing to purchase all of the outstanding Shares at a price significantly above the $22.00 Offer Price;

   (iii) the historical market price performance of the Shares, the fact that the $22.00 per Share consideration represents: a premium of approximately 48.5% over the $14.81 closing sales price for the Shares on the New York Stock Exchange on November 11, 1999, the last trading day prior to the public announcement of the execution of the Merger Agreement; a premium of approximately 38.0% over the $15.94 closing sales price one week prior, on November 4, 1999; a premium of approximately 12.8% over the 52-week high of $19.50 per Share; a premium of approximately 46.5% over the 52-week average of $15.02 per Share; and a premium of approximately 96.6% over the 52-week low of $11.19 per Share;

    (iv) the presentation of Frost Securities at the meeting of the Board held November 4, 1999 and the opinion of Frost Securities dated
         November 11, 1999, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the proposed $22.00 per Share consideration to be received by holders of Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of Frost Securities, dated November 11, 1999, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is filed herewith as Exhibit 6 and is incorporated herein by reference. Shareholders are urged to read such opinion of Frost Securities in its entirety;

    (v) the fact that, in the event that the Board decided to accept a Superior Company Proposal of a third party, the Board may, subject to compliance with the terms of the Merger Agreement, terminate the Merger Agreement and pay Parent the Termination Fee of $3.84 million, plus out-of-pocket expenses not in excess of $640,000. The Board believed that such termination provision would not be a significant deterrent to a higher offer by a third party interested in acquiring the Company;

    (vi) the belief of the Board that the terms of the Merger Agreement would not unduly discourage third parties from making bona fide proposals subsequent to the execution of the Merger Agreement and the fact that if a third party were to make an unsolicited Superior Company Proposal, the Company, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with such third party;

   (vii) the financial condition, historical results of operations and business and strategic objectives of the Company, including the risks involved in achieving those objectives; and

  (viii) other historical information concerning the Company's business, prospects, financial performance and condition, operations, technology, management and competitive condition.

    The Board did not find it necessary or practical to assign relative weights to the above factors or determine that any factor was determinative or of more importance than other factors. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained Frost Securities to act as its financial advisor in connection with the Offer and the Merger. The Company has agreed to pay Frost Securities a fee of $150,000 for rendering its fairness opinion. Of such fee, $50,000 was paid to Frost Securities at the time of its engagement, $50,000 was paid at the time Frost Securities rendered its fairness opinion, and the balance of $50,000 will be payable to Frost Securities upon consummation of the Offer and the Merger. The Company also has agreed to reimburse Frost Securities for travel and other reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Frost Securities and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Frost Securities' engagement.

    In the ordinary course of business, Frost Securities may actively trade securities of the Company for its own account and for the account of customers and, accordingly, may at times hold a short or long position in such securities.

    Neither the Company nor any other persons acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer, except that solicitations or recommendations may be made by directors, officers or employees of the Company for which services no additional compensation will be paid.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

    (b) Certain of the Company's officers and directors have entered into an agreement with Parent and the Purchaser in which they have agreed to tender their Shares promptly in the Offer as described in Item 3 hereof under the heading "Shareholder Agreement." To the knowledge of the Company, its executive officers, directors and affiliates presently intend to tender, pursuant to the Offer, any Shares that are held of record or are beneficially owned by them.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Items 3(b) or 4(b) above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) The Information Statement attached as Annex I hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of shareholders, as described in Item 3.

    (b) Holders of Shares do not have dissenters' rights as a result of the Offer alone. However, if the Merger is consummated, holders of Shares will have certain rights pursuant to the provisions of Articles 5.11, 5.12, 5.13 and 5.16 of the TBCA to dissent from the Merger Agreement and to demand payment in cash of the fair value of their Shares. If the statutory procedures are complied with, such rights can lead to a judicial determination of the fair value required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares, in the case where the proposed corporate action is submitted to a vote of the shareholders, will be the value of the Shares as of the day immediately preceding the shareholder meeting, excluding any appreciation or depreciation in anticipation of the proposed action. In the case where the proposed corporate action is approved without a meeting, the fair value of the Shares will be the value of the Shares as of the date the written consent authorizing the action was delivered to the Company, excluding any appreciation or depreciation in anticipation of the action.

    If any holder of Shares who demands appraisal under the TBCA fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in the TBCA, the Shares of such holder will be converted into the Per Share Merger Consideration in accordance with the Merger Agreement.

    The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the TBCA and is qualified in its entirety by the full text of Articles 5.11, 5.12, 5.13 and 5.16 of the TBCA.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  --       Agreement and Plan of Merger, dated November  11, 1999,
                      among the Purchaser, Parent and the Company.
Exhibit 2  --       Company Shareholder Agreement, dated November 11, 1999,
                      among the Principal Shareholders, Parent and the
                      Purchaser.
Exhibit 3  --       Confidentiality Agreement, dated as of September 28, 1999, between Parent and the Company.
Exhibit 4  --       Letter to Shareholders, dated November 18, 1999.*
Exhibit 5  --       Joint press release issued by the Company and Parent on
                      November 12, 1999.
Exhibit 6  --       Opinion of Frost Securities dated November 11, 1999.*

------------------------

*   Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       VERTEX COMMUNICATIONS CORPORATION

                                                       By:  /s/ J. REX VARDEMAN
                                                            -----------------------------------------
                                                            Name: J. Rex Vardeman
                                                            Title: President and Chief Executive
                                                            Officer

Dated: November 18, 1999

                                                                         ANNEX I

                       VERTEX COMMUNICATIONS CORPORATION
                           2600 NORTH LONGVIEW STREET
                              KILGORE, TEXAS 75662

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER
                            ------------------------

                              GENERAL INFORMATION

    This Information Statement is mailed on or about November 18, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the
"Schedule 14D-9") of Vertex Communications Corporation, a Texas corporation (the "Company"), to the holders of record of shares of common stock ("Common Stock") of the Company, par value $0.10 per share. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board").

    On November 11, 1999, the Company, Tripoint Global Communications Inc., a Delaware corporation ("Parent"), and Signal Acquisition Corporation, a Texas corporation and a wholly-owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which
(i) Purchaser will commence a tender offer (the "Offer") for all of the Company's outstanding shares of Common Stock at a price of $22.00 per share, net to the seller in cash without interest thereon, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

    YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

    The information contained in this Information Statement concerning the Purchaser, Parent and the Parent's Designees has been furnished to the Company by the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

                       INFORMATION CONCERNING THE COMPANY

    On November 11, 1999, the Company had issued and outstanding 5,116,314 shares of Common Stock, which is the only class of its capital stock outstanding.

    Each holder of Common Stock is entitled to one vote for each share held on matters to be acted on by shareholders, including the election of directors.

                        SECURITY OWNERSHIP OF MANAGEMENT
                           AND PRINCIPAL SHAREHOLDERS

    The following table sets forth information regarding the beneficial ownership of shares of the Common Stock of the Company as of November 11, 1999, by (i) each person known by the Company to own more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) the Company's Chief Executive Officer, (iv) each of the Company's four other most highly compensated executive officers for fiscal 1999 and (v) the directors and executive officers of the Company as a group. The persons and entities named in the table have sole voting and investment power with respect to all such shares owned by them, unless otherwise indicated.

                                                              AMOUNT AND NATURE OF   PERCENT
NAME OF BENEFICIAL OWNER OR GROUP(1)                          BENEFICIAL OWNERSHIP   OF CLASS
------------------------------------                          --------------------   --------
Fidelity Management & Research Company......................         511,000           10.0%
Ryback Management Corporation...............................         263,700            5.2
EQSF Advisers, Inc..........................................         306,900            6.0
Dimensional Fund Advisors, Inc..............................         289,900            5.7
J. Rex Vardeman(2)..........................................         199,570            3.9
James D. Carter(2)..........................................         103,833            2.0
A. Don Branum(2)............................................          89,000            1.7
Rein Luik(3)................................................          71,710            1.4
Bill R. Womble(2)...........................................          30,550              *
Donald E. Heitzman, Sr.(2)..................................          24,000              *
John G. Farmer(2)...........................................          13,000              *
Louis E. Becker(4)..........................................           2,835              *
All directors and executive officers as a group
  (12 persons)(5)...........................................         695,561           13.0
                                                                     -------           ----

------------------------

* Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.

(1) The addresses of the persons or entities shown in the foregoing table who are beneficial owners of more than 5% of the Common Stock are as follows:
    Fidelity Management & Research Company, 82 Devonshire Street, Boston, Massachusetts 02109; Ryback Management Corporation, 7711 Carondelet Avenue, Box 16900, St. Louis, Missouri 63105; EQSF Advisers, Inc., 767 Third Avenue, New York, New York 10017; and Dimensional Fund Advisors, Inc., 1299 Ocean Avenue, Suite 650, Santa Monica, California 90401.

(2) Includes 42,000, 37,000, 42,000, 15,000, 19,000, and 13,000 shares as to which beneficial ownership could be acquired by Messrs. Vardeman, Carter, Branum, Womble, Heitzman, and Farmer, respectively, within sixty days of November 11, 1999, upon the exercise of outstanding options.

(3) Includes 2,080 shares held of record by the TIW Systems, Inc. Stock Bonus Trust (the "Trust") for the account of Dr. Luik, as to which shares
    Dr. Luik shares voting and investment powers pursuant to the terms of the Trust.

(4) Represents shares held of record by the Trust for the account of Louis E. Becker, as to which shares Mr. Becker shares voting and investment powers pursuant to the terms of the Trust.

(5) Includes an aggregate of 226,333 shares as to which beneficial ownership could be acquired by all such persons within sixty days of November 11, 1999, upon the exercise of outstanding options.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The Merger Agreement provides that, promptly upon the acceptance for payment and payment by the Purchaser of the shares of Common Stock pursuant to and subject to the conditions of the Offer, Purchaser shall be entitled to designate directors (the "Purchaser Designees") on the Board of the Company that will give Parent representation proportionate to its ownership interest; provided, however that until the effective time of the Merger, the Company shall have at least two directors who were directors as of the date of the Merger Agreement and not officers of the Company on the Board (the "Independent Directors"). The Merger Agreement requires the Company promptly to take necessary action to cause the Purchaser Designees to be elected or appointed to the Board of the Company under the circumstances described therein.

    The Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers of Parent listed in
Schedule I attached hereto. The Purchaser has informed the Company that each of the individuals listed in Schedule I has consented to act as a director, if so designated. The business address of Parent and the Purchaser is 565 Fifth Avenue, 17th Floor, New York, NY 10017. It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser pursuant to the Offer, which purchase will not be earlier than December 16, 1999, and that upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

    The names of current directors and executive officers of the Company, their ages as of November 11, 1999, and certain other information about them (based upon information provided by such persons) are set forth below. As indicated above, some (or all) of the current directors may resign effective immediately following the purchase of shares of Common Stock by Purchaser pursuant to the Offer.

                                                                                                    DIRECTOR
                                                                                                     AND/OR
                                                                                                    EXECUTIVE
                                                                                                     OFFICER
NAME OF DIRECTOR AND/OR EXECUTIVE OFFICER    AGE                      POSITION(S)*                    SINCE
-----------------------------------------  --------   --------------------------------------------  ---------
J. Rex Vardeman(1)(2)...................      60      Chairman of the Board, President, Chief         1984
                                                      Executive Officer of the Company
A. Don Branum(2)........................      62      Senior Vice President of the Company            1984
James D. Carter(2)......................      53      Vice President and Chief Financial Officer,     1984
                                                      Treasurer and Director of the Company
Bill R. Womble(1)(3)....................      61      Director of the Company                         1984
Donald E. Heitzman, Sr.(1)(3)...........      74      Director of the Company                         1992
John G. Farmer(3).......................      52      Director of the Company
Rein Luik...............................      63      Vice President and Director of the Company;     1997
                                                      and President, TIW Systems, Inc.
Joe A. Ylitalo..........................      53      Secretary and General Counsel of the            1997
                                                      Company; Secretary, Vertex Microwave
                                                      Products, Inc., and Secretary, Vertex-New
                                                      Mexico, Inc.
William L. Anton........................      61      Vice President of the Company                   1984
H. Dean Bunnell.........................      52      Vice President of the Company; and President    1995
                                                      and Chief Executive Officer, Vertex
                                                      Electronic Products, Inc.
Manfred Stupnik.........................      57      Vice President of the Company; and              1995
                                                      President, Vertex Microwave Products, Inc.
Louis E. Becker.........................      65      Vice President of the Company; and              1998
                                                      President, Vertex Antenna Systems, LLC

------------------------

(1) Member of the Compensation Committee.

(2) Member of the Stock Option Committee of the Outside Directors Stock Option Plan.

(3) Member of the Audit Committee.

* All executive officers of the Company are elected annually by the Board and serve at the discretion of the Board. There are no family relationships between any director or executive officer of the Company and any other such person.

    J. REX VARDEMAN is a co-founder of the Company and has served as Chairman of the Board, President, Chief Executive Officer and a director since its inception in October 1984. Prior to founding the Company, Mr. Vardeman served as Vice President of Harris Antenna Operations ("Harris Antenna

Operations"), a unit of the Satellite Communications Division of Harris Corporation ("Harris"), until the acquisition in 1984 of the Harris Antenna Operations by the Company. In 1973, Mr. Vardeman co-founded Radio Mechanical Structures, Inc. ("RMS"), the predecessor to the Harris Antenna Operations, and served as its Vice President and General Manager and a director until the acquisition of RMS by Harris in 1977. For more than ten years prior thereto, he was employed by E-Systems, Inc., a major electronics company, in various engineering and management positions.

    A. DON BRANUM, a co-founder of the Company, has served as Senior Vice President, Assistant Secretary, and a director since its inception in October 1984, and as Vice President/General Manager of the Company's Vertex Antenna Division from April 1994 through August 1998. Prior to joining the Company, Mr. Branum served as Vice President of the Harris Antenna Operations, with responsibility for product marketing. Mr. Branum served as President of Dallas Telecommunications, Inc., a communication marketing and consulting firm which he founded from 1981 through 1984. From 1978 through 1981, Mr. Branum served as Vice President and General Manager of the Satellite Communications Division of Harris, of which the Harris Antenna Operations were a part.
Mr. Branum was a co-founder of RMS in 1973 and served as its President and a director until its acquisition by Harris in 1977. He holds no other directorships.

    JAMES D. CARTER has served the Company as Vice President and Chief Financial Officer, Treasurer and a director since its inception in October 1984. Prior to joining the Company, Mr. Carter was employed by Harris as Controller of the Harris Antenna Operations since 1978. For more than six years prior thereto, Mr. Carter was employed by Harris in various accounting positions. Mr. Carter holds no other directorships.

    BILL R. WOMBLE has served as a director of the Company since October 1984. He has been continuously engaged in the private practice of law since 1963 and is a senior partner in the firm of Thompson & Knight L.L.P. (attorneys), in Dallas, Texas. Mr. Womble holds no other directorships.

    DONALD E. HEITZMAN, SR. has served as a director of the Company since September 1992. Mr. Heitzman is President of International & Defense Consultants, of Dallas, Texas, a private consulting firm which he founded in May 1992. He was previously employed by Electrospace Systems, Inc. (telecommunications systems), as Senior Vice President of International Business Development for more than five years. Mr. Heitzman holds no other directorships.

    JOHN G. FARMER has served as a director of the Company since August 1997. Mr. Farmer is Co-Managing Partner of Stratford Capital Partners, L.P., a Dallas-based small business investment company (SBIC) founded in 1995 and affiliated with the Hicks, Muse, Tate & Furst organization. Prior to joining Stratford Capital Partners, Mr. Farmer served as Senior Vice President and Regional Manager for GE Capital's Corporate Finance Group from 1990 through 1994. From 1975 to 1990, Mr. Farmer served in a variety of senior management positions at MBank Dallas, N.A. ("MBank"), including Chairman, Chief Executive Officer, and a director of MVenture Corp. (MBank's wholly-owned subsidiary and SBIC) from 1985 until his departure from MBank in 1990. Mr. Farmer serves as a director of Hollywood Theater Holdings, Inc. (movie entertainment centers).

    REIN LUIK has served as a director of the Company since August 1997 and as Vice President of the Company since June 1997, immediately following the Company's acquisition of TIW Systems, Inc. ("TIW") as a wholly-owned subsidiary of the Company. Dr. Luik, the founder of TIW, has served as President of TIW since its inception in 1976 and continues to serve in that position since its acquisition by the Company. Prior to founding TIW, Dr. Luik was employed by the WDL Division of Aeronutronic Ford Corporation from 1962 to 1976, initially as an engineer and subsequently as Manager of its Antenna Subsystems Engineering Department. Dr. Luik holds no other directorships.

    JOE A. YLITALO has served as Secretary and General Counsel of the Company since January 1997, as Secretary, Vertex Microwave Products, Inc. since October 1991 and as Secretary, Vertex--New

Mexico, Inc. since October 1997. Prior to January 1997, Mr. Ylitalo was employed as General Counsel of the Company for more than five years.

    WILLIAM L. ANTON has served as Vice President of the Company since
October 1984 and as Vice President--Marketing of Vertex Antenna Products Division from September 1995 to October 1998. Mr. Anton previously served in the position of Vice President--International Marketing from October 1987 until September 1995, and as Vice President--Operations from December 1984 through October 1987. From April 1984 through December 1984 and from August 1977 until April 1984, Mr. Anton served as Director of Operations and Program Director, respectively, of the Harris Antenna Operations.

    H. DEAN BUNNELL has served as Vice President of the Company since
January 1995, immediately following the acquisition of Vertex Electronic Products, Inc. ("VEPI"), formerly Maxtech, Inc., as a wholly-owned subsidiary of the Company. Mr. Bunnell is a co-founder of VEPI and has served as its President and Chief Executive Officer since its inception in 1989, and has continued to serve in such positions since the Company's acquisition of VEPI.

    MANFRED STUPNIK has served as Vice President of the Company since
January 1995 and as President of Vertex Microwave Products, Inc. ("VMPI"), formerly Gamma-f Corp., a wholly-owned subsidiary of the Company, since 1991. Prior thereto, Mr. Stupnik held positions as Vice President of Operations and Vice President-Commercial Products during his 26 years of continuous tenure with VMPI.

    LOUIS E. BECKER has served as Vice President of the Company since
October 1998 and as President of Vertex Antenna Systems, LLC ("VAS"), formerly a division of TIW, since its organization in October 1998 following the acquisition of TIW as a wholly-owned subsidiary of the Company. He was co-founder of TIW in 1976, and served continuously as its Executive Vice President until October 1998. Prior to 1976, he was employed by the WDL Division of Aeronutronic Ford Corporation, where he was responsible for managing the Structural/Mechanical Engineering Department.

                           INFORMATION CONCERNING THE
                       BOARD OF DIRECTORS AND COMMITTEES

    The business affairs of the Company are managed under the direction of the Board. The Board meets on a regularly scheduled basis during the fiscal year of the Company to review significant developments affecting the Company and to act on matters requiring Board approval. It also holds special meetings as required from time to time when important matters arise requiring Board action between scheduled meetings. The Board or its authorized committees met ten times and acted by unanimous written consent four times during the 1999 fiscal year. During fiscal year 1999, each incumbent director participated in at least 75% of the aggregate of (i) the total number of meetings of the Board (held during the period for which he was a director) and (ii) the total number of meetings of all committees of the Board on which he served (during the period that he served). For the Board as a whole, attendance was 100% during the 1999 fiscal year.

    The Board has established Audit, Compensation, and Outside Directors Stock Option Committees to devote attention to specific subjects and to assist it in the discharge of its responsibilities. The functions of these committees, their current members and the number of meetings held during fiscal year 1999 are described below.

    AUDIT COMMITTEE. The Audit Committee recommends to the Board the appointment of the firm selected to be independent public accountants for the Company and monitors the performance and independence of such firm; reviews and approves the scope of the annual audit and quarterly reviews and evaluates with the independent public accountants the Company's annual audit and annual consolidated financial statements; reviews with management the status and effectiveness of internal accounting controls; evaluates problem areas having a potential financial impact on the Company which may be brought to its attention by management, the independent public accountants or the Board; and evaluates all public financial reporting documents of the Company. Bill R. Womble, Donald E. Heitzman, Sr. and John G. Farmer are members of the Audit Committee. The Audit Committee met one time during the 1999 fiscal year.

    COMPENSATION COMMITTEE. The Compensation Committee is empowered to review and advise management and make determinations with respect to the compensation and other employment benefits of executive officers and key employees of the Company. The Compensation Committee also administers the Company's Stock Option Plan for Key Employees, the 1995 Stock Compensation Plan for officers, directors (other than non-employee directors), employees and advisors, Management Incentive Compensation Plan for officers and key employees and Employee Profit Sharing Bonus Plan for employees. The Compensation Committee is authorized, among other powers, to determine from time to time the individuals to whom stock options shall be granted, the number of shares to be covered by each option and the time or times at which options shall be granted pursuant to the stock option plans for officers and other employees.

    The Compensation Committee is comprised of J. Rex Vardeman (Chairman) and Messrs. Womble and Heitzman. The Compensation Committee held two meetings and acted by unanimous written consent three times during the 1999 fiscal year.

    STOCK OPTION COMMITTEE. The Company's Outside Directors Stock Option Plan (the "Outside Directors Plan") is administered by the Stock Option Committee of the Board comprised of Messrs. Vardeman (Chairman), Carter and A. Don Branum, each of whom is an executive officer and director of the Company and ineligible to participate in such plan. The Outside Directors Plan defines "Outside Directors" eligible to participate in such plan as those directors of the Company who are not regular salaried employees of the Company or its subsidiaries. The Outside Directors Plan expired on December 31, 1996, but certain previously granted stock options remain validly issued and outstanding pursuant to the terms of such plan. The Stock Option Committee held no meetings during the 1999 fiscal year.

    The Company does not have a nominating committee. The functions customarily attributable to a nominating committee are performed by the Board as a whole.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION INFORMATION

    The following table sets forth certain information regarding all cash compensation paid or to be paid by the Company or any of its subsidiaries, as well as other compensation paid or accrued, during the fiscal years indicated, to the Company's Chief Executive Officer and each of the Company's four other most highly compensated executive officers (the "Named Executive Officers") for such respective periods in all capacities in which they served.

                           SUMMARY COMPENSATION TABLE

                                                                                          LONG-TERM COMPENSATION
                                                                                    ----------------------------------
                                                   ANNUAL COMPENSATION                           PAYOUTS
                                        -----------------------------------------   ----------------------------------
                                                                                                 SECURITIES
                                                                        OTHER       RESTRICTED   UNDERLYING
                                                                       ANNUAL         STOCK       OPTIONS/      LTIP
                              FISCAL                                COMPENSATION     AWARD(S)       SARS      PAYOUTS
NAME AND PRINCIPAL POSITION    YEAR     SALARY ($)   BONUS ($)(1)      ($)(2)          ($)          (#)         ($)
---------------------------  --------   ----------   ------------   -------------   ----------   ----------   --------
J. Rex Vardeman,...........    1999      $275,000      $ 10,000           --            --         25,000(4)     --
  Chairman of the Board,       1998       250,000       105,000           --            --             --        --
  President and Chief          1997       225,000        92,000           --            --             --        --
  Executive Officer

A. Don Branum,.............    1999       190,000         8,500           --            --         25,000(4)     --
  Senior Vice President        1998       185,000        87,000           --            --             --        --
                               1997       175,000        37,000           --            --             --        --

James D. Carter,...........    1999       175,000         7,500           --            --         25,000(4)     --
  Vice President and Chief     1998       165,000        76,000           --            --             --        --
  Financial Officer and        1997       145,000        61,000           --            --             --        --
  Treasurer

Rein Luik,.................    1999       215,000            --           --            --             --        --
  Vice President;              1998       210,000        49,000           --            --             --        --
  President, TIW Systems,      1997       275,000            --           --            --             --        --
  Inc.(5)

Louis E. Becker,...........    1999       165,000        21,000           --            --             --        --
  Vice President;              1998       160,000        30,000           --            --             --        --
  President, Vertex Antenna    1997       170,000            --           --            --             --        --
  Systems, LLC(7)


                               ALL OTHER
                             COMPENSATION
NAME AND PRINCIPAL POSITION     ($)(3)
---------------------------  -------------
J. Rex Vardeman,...........     $ 4,800
  Chairman of the Board,            800
  President and Chief               800
  Executive Officer
A. Don Branum,.............       4,800
  Senior Vice President             800
                                    800
James D. Carter,...........       4,800
  Vice President and Chief          800
  Financial Officer and             800
  Treasurer
Rein Luik,.................       4,800
  Vice President;                15,497(6)
  President, TIW Systems,        15,041(6)
  Inc.(5)
Louis E. Becker,...........       4,800
  Vice President;                 9,692(8)
  President, Vertex Antenna      12,750(8)
  Systems, LLC(7)

------------------------------

(1) Includes incentive bonus payments earned for services rendered to the Company or a subsidiary in the year indicated that were paid in the following year.

(2) Excludes certain incidental perquisites, the total of which did not exceed the lesser of $50,000 or 10% of the cash compensation for any named individual.

(3) Except as noted in footnotes (6) and (8) below, the amounts reflected in this column consist of the annual employer matching payments to the Company's qualified Savings/Profit Sharing Plan.

(4) Incentive stock options to acquire shares of Common Stock pursuant to the Company's 1995 Stock Compensation Plan.

(5) Information included in the Summary Compensation Table as to Dr. Luik's 1997 salary compensation (i) represents compensation for services to TIW
    Systems, Inc. ("TIW"), a wholly-owned subsidiary of the Company, and since June 11, 1997, as Vice President of the Company, and (ii) reflects the annualized amount of such compensation as if he had been employed in such capacities for the entire fiscal year. Dr. Luik actually earned and was paid salary compensation of $84,800 from the effective date of the Company's acquisition of TIW, June 11, 1997, until the end of the 1997 fiscal year.

(6) Includes the fiscal year 1997 and 1998 respective employer contributions of
    (i) $4,750 and $4,846 to TIW's qualified 401(k) Plan and (ii) $10,291 and $10,651 to TIW's qualified Money Purchase Pension Plan for the benefit of Dr. Luik.

(7) Information included in this Summary Compensation Table as to Mr. Becker's 1997 salary compensation (i) represents compensation for services to Vertex Antenna Products, LLC ("VAS"), formerly a division of TIW, and since
    June 11, 1997, as Vice President of the Company, and (ii) reflects the annualized amount of such compensation as if he had been employed in such capacities for the entire fiscal year. Mr. Becker actually earned and was paid salary compensation of $52,500 from the effective date of the Company's acquisition of TIW, June 11, 1997, until the end of the 1997 fiscal year.

(8) Includes the fiscal year 1997 and 1998 respective employer contributions of
    (i) $4,750 and $3,692 to VAS's qualified 401(k) Plan and (ii) $8,000 and $6,000 to VAS's qualified Money Purchase Pension Plan for the benefit of Mr. Becker.

OPTION GRANTS DURING FISCAL YEAR 1999

    The following table provides information related to options to acquire shares of Common Stock granted to the Named Executive Officers of the Company during fiscal year 1999.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                       POTENTIAL REALIZABLE
                                                                                               VALUE
                                                                                         AT ASSUMED ANNUAL
                                                                                               RATES
                                                                                          OF STOCK PRICE
                                                                                           APPRECIATION
                                       INDIVIDUAL GRANTS                                FOR OPTION TERM(1)
                                    -----------------------                            ---------------------
                                    NUMBER OF    % OF TOTAL
                                    SECURITIES    OPTIONS
                                    UNDERLYING   GRANTED TO
                                     OPTIONS     EMPLOYEES    EXERCISE
                                     GRANTED     IN FISCAL      PRICE     EXPIRATION
NAME                                  (#)(2)        YEAR      ($/SH)(3)      DATE         5%          10%
----                                ----------   ----------   ---------   ----------   ---------   ---------
J. Rex Vardeman...................    10,000         3.2%      $14.875     10/13/08     $93,548    $237,069
                                      15,000         4.8%      12.4375      8/02/09     117,328     297,333

A. Don Branum.....................    10,000         3.2%       14.875     10/13/08      93,548     237,069
                                      15,000         4.8%      12.4375      8/02/09     117,328     297,333

James D. Carter...................    10,000         3.2%       14.875     10/13/08      93,548     237,069
                                      15,000         4.8%      12.4375      8/02/09     117,328     297,333

Rein Luik.........................        --          --            --           --          --          --

Louis E. Becker...................        --          --            --           --          --          --

------------------------

(1) The potential realizable value illustrates the value that may be realized upon exercise of the option immediately prior to the expiration of its term, assuming the specified compounded rates of appreciation of the Company's Common Stock over the term of the option. These values do not take into account provisions of the option providing for termination of the option following termination of employment, transferability or vesting over five years.

(2) Incentive stock options to acquire shares of Common Stock granted pursuant to the Company's 1995 Stock Compensation Plan for a term of ten years from the date of grant. The options vest and are initially exercisable with respect to 20% of the shares covered thereby on each anniversary date thereof in 2000 through 2004, are nontransferable and are subject to termination under conditions upon death, disability and cessation of employment of the optionee.

(3) The exercise price per share of the option was equal to 100% of the fair market value of the Common Stock per share on the date of grant.

1999 OPTION EXERCISES AND FISCAL YEAR END HOLDINGS

    The following table sets forth information with respect to options exercised by the Named Executive Officers of the Company during fiscal year 1999 and the number and value of unexercised options and SARs held at fiscal year end.

               AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                                 NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                                UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                     OPTIONS/SARS                  OPTIONS/SARS
                                                                     AT FY-END(#)                AT FY-END ($)(*)
                           SHARES ACQUIRED   VALUE REALIZED   ---------------------------   ---------------------------
NAME                       ON EXERCISE (#)        ($)         EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                       ---------------   --------------   -----------   -------------   -----------   -------------
J. Rex Vardeman..........      --                --            35,000         30,000          $17,813          $0
A. Don Branum............      --                --            35,000         30,000           17,813           0
James D. Carter..........      --                --            30,000         30,000           11,875           0
Rein Luik................      --                --              --             --              0               0
Louis E. Becker..........      --                --              --             --              0               0

------------------------------

* The closing price for the Company's Common Stock as reported by the New York Stock Exchange on September 30, 1999, was $11.1875 per share. The indicated value is calculated on the basis of the difference between the option exercise price per share and $11.1875, multiplied by the number of shares of Common Stock underlying each option.

COMPENSATION OF DIRECTORS

    The Company has adopted a policy whereby all outside directors (non-employees) receive directors' fees of $1,000 for each meeting of the Board attended (exclusive of telephonic meetings) and for each meeting of a committee of the Board attended (exclusive of committee meetings held on the same day as Board meetings). No director who is an employee of the Company receives any fees for services as a director or member of any committee of the Board. All directors are reimbursed for reasonable travel and out-of-pocket expenses incurred in connection with attendance at meetings of the Board or of committees of the Board.

    In addition, the Company has adopted the Outside Directors Plan whereby stock option grants have been made from time to time on an irregular basis to reward director performance and to encourage those qualifying directors of the Company who are not employees to participate in the Company's long-term success. Pursuant to this plan, the Company has previously granted non-qualified stock options in fiscal year 1993 to Messrs. Womble and Heitzman to purchase 5,000 shares of Common Stock each at the exercise price of $10 per share, in fiscal year 1995 for an additional 5,000 shares of Common Stock each at an exercise price of $12 per share, and in fiscal year 1998 for an additional 5,000 shares of Common Stock each at an exercise price of $17 per share. To date, Messrs. Heitzman and Womble have exercised their 1993 options of 5,000 shares each, and Mr. Womble has also exercised his 1995 option of 5,000 shares.

    In fiscal year 1998, the Company also adopted the Non-Employee Directors Stock Option Plan, whereby stock option grants may be made from time to time on an irregular basis to reward director performance and to encourage those qualifying directors to participate in the Company's success. Pursuant to this plan, in fiscal year 1998 the Company granted non-qualified stock options to Messrs. Womble, Heitzman, and Farmer in the amount of 5,000 shares, 5,000 shares, and 10,000 shares, respectively, at an exercise price of $25.00 per share. During fiscal year 1999 these 1998 options were modified to amend the exercise price to $16.4375 per share. In addition, in fiscal year 1999 the Company granted non-qualified stock options to Messrs. Womble, Heitzman, and Farmer in the amount of 5,000 shares, 4,000 shares, and 3,000 shares, respectively, at an exercise price of $12.4375 per share. To date, none of these options have been exercised.

EMPLOYMENT AGREEMENTS

    J. Rex Vardeman, A. Don Branum, and James D. Carter, in their capacities as
(i) Chairman of the Board, President and Chief Executive Officer, (ii) Senior Vice President and Assistant Secretary, and (iii) Vice President and Chief Financial Officer and Treasurer, respectively, have each executed employment agreements with the Company. These employment agreements are each for three-year terms which automatically renew on a daily basis.

    Among other provisions, these agreements provide that, in consideration for remaining in the employ of the Company, each officer is entitled, subject to certain conditions, to receive benefits in the event of termination of employment under certain circumstances, including, among other reasons, a Change of Control of the Company. If such an officer is terminated for a reason other than (a) his death, disability or retirement, (b) for cause, or (c) his voluntary termination other than for good reason, such officer would be entitled to receive from the Company, except as otherwise indicated below, a lump-sum severance payment equal to the sum of the following payments: (i) the officer's full base salary through the effective date of his termination at the rate then in effect, (ii) any authorized but unreimbursed business expenses and any vacation benefits which have accrued but are unpaid or unused as of the effective date of termination, (iii) any accrued but unpaid annual bonus compensation to the effective date of termination, but without accelerating the bonus payment date, (iv) an amount equal to three times the average aggregate direct annual compensation (salary and bonus) of the officer for the five fiscal years of the Company ended immediately prior to the effective date of his termination, and (v) in the event such officer is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), resulting from any "excess parachute payment" received by such officer as described in Section 280G(b) of the Code, an amount sufficient to ensure that after payment of such excise tax, plus interest or penalties thereon, if any, as the result of such "excess parachute payment," such officer will retain free and clear of all claims, taxes, and impositions an amount equal to such excise tax, interest and penalties, if any, imposed upon the excess payment received. In the event that any such officer receives a parachute payment as a result of termination of employment, such officer would be deemed to receive an "excess parachute payment" if it equals or exceeds 300% of the officer's "base amount," generally the average annual compensation received by such officer over the five most recent tax years. The "excess parachute payment" is computed as that portion of the "parachute payment" which exceeds the "base amount."

    In addition, Rein Luik and Louis E. Becker, each in his capacity as President and Vice President, respectively, of TIW entered into an agreement with TIW, effective as of June 11, 1997, which includes the same provisions for a similar term as summarized above as related to his employment in such capacity with TIW or its successors.

    Within one year following the consummation of the Offer, each of J. Rex Vardeman, James D. Carter, A. Don Branum, Rein Luik, and Louis E. Becker will have the right, in accordance with their respective employment agreements with the Company or its subsidiary, as applicable, to discontinue his duties with the Company or subsidiary, as applicable, and receive the compensation described above.

    Certain key employees of the Company have executed proprietary information protection agreements acknowledging that all their discoveries made while an employee of the Company will be the property of the Company and that they will not disclose trade secrets or other confidential information of the Company to others.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    GENERAL. Pursuant to rules designed to enhance disclosure of executive compensation policies, the Company is required to provide certain data and information regarding compensation and benefits provided to its Chief Executive Officer and four other most highly compensated officers. The disclosure requirements for these executive officers include the use of tables and a report explaining the rationale and considerations which resulted in fundamental executive compensation decisions affecting these individuals. In response to this requirement, the Compensation Committee submits the following report for inclusion in this Information Statement. The data and information included in the various compensation tables appearing elsewhere in this Information Statement should be read in conjunction with and are deemed to be a part of this report.

    NAMED EXECUTIVE OFFICERS. This report includes disclosure of the required compensation information for the Company's Named Executive Officers for 1999.

    COMPENSATION COMMITTEE. Decisions on compensation of the Company's executive officers are made by the three-member Compensation Committee comprised of J. Rex Vardeman, Chairman, Bill R. Womble and Donald E. Heitzman, Sr.

    COMPENSATION POLICIES. The Company's executive compensation policies, as endorsed by the Board of Directors, are designed to:

    - Provide competitive levels of compensation which support a pay-for-performance policy that integrates pay with achievement of annual and long-term performance goals by the Company as a whole and its respective subsidiaries and divisions, rewards noteworthy corporate performance, and recognizes individual initiative and achievements;

    - Provide a comprehensive program which enhances opportunities to achieve strategic business initiatives and facilitates the recruitment, retention and motivation of talented executives whose abilities are critical to the long-term success and competitiveness of the Company; and

    - Reward executives for long-term strategic management which supports the Company's strategy of providing superior value to its shareholders.

    Target levels of overall compensation of the Named Executive Officers are intended to be reasonably consistent with those paid to similarly situated executives of other employers of comparable size in the Company's industry, but are increasingly being weighted toward programs contingent upon the performance by the Company or its respective subsidiaries or divisions, as applicable. As a result of the increased emphasis on tying executive compensation to corporate performance (either of the Company as a whole or its respective subsidiaries or divisions, as appropriate), in any particular year the Company's executives may be paid more or less than executives of the Company's competitors, depending upon the Company's performance or the performance of its respective subsidiaries or divisions, as applicable. The Compensation Committee also endorses the concept that stock ownership by management and stock-based performance compensation arrangements are beneficial in aligning the interests of management and shareholders in the enhancement of shareholder value. Thus, the Compensation Committee has increasingly utilized these elements in determining the Company's compensation benefits for its executive officers.

    Compensation paid the Company's executive officers in 1999, as reflected in the foregoing tables as to the Named Executive Officers, consisted of base salary, annual bonus and the granting of stock options to certain of the Named Executive Officers under the Company's 1995 Stock Plan (as hereinafter defined).

    RELATIONSHIP TO PERFORMANCE. The Compensation Committee's emphasis on tying pay to performance criteria is reflected in the cash compensation paid to the Named Executive Officers for 1999, as a range from approximately 3.5% to approximately 7.9% of the amounts paid to four of the Named Executive Officers for 1999 (approximately 3.5% for the Chief Executive Officer) resulted from performance-based compensation pursuant to the Company's Management Incentive Compensation Plan (the "Management Incentive Plan") for annual cash incentive bonuses of the Company as a whole, its subsidiaries (the "Subsidiaries") and its divisions (the "Divisions"). The objective measures of performance that are utilized under the Management Incentive Plan include targeted versus actual annual net income after tax of the Company as a whole, and targeted versus actual net pre-tax income for its respective Divisions and Subsidiaries, each viewed separately. Subjective considerations are considered only in establishing base salaries and, to a lesser degree, the criteria for establishing the annual operating plan for the Company as a whole, its Divisions and its Subsidiaries, respectively, from which annual cash bonuses are determined and in determining the target annual bonus award of each participant pursuant to the Management Incentive Plan of the Company, its Divisions and its Subsidiaries, as applicable.

    ANNUAL SALARIES. For 1999, the Compensation Committee established the annual base salaries of the respective Named Executive Officers at levels based on increases ranging from approximately 2.4% to 10.0% (approximately 10.0% for the Chief Executive Officer), as compared to their annual base salaries prevailing in 1998. These adjustments for 1999 were warranted as to each Named Executive, including the Chief Executive Officer, based on enhanced duties and responsibilities, competitive data, individual performance, initiative and contribution to overall corporate performance, tenure and internal comparability considerations. Additionally, for 1998 the Company experienced the most successful year in its history, having achieved increases of approximately 41% in sales, approximately 41% in net income, and approximately 29% in earnings per share compared to the results of fiscal year 1997. Accordingly, consistent with the Company's executive compensation policy of tying executive compensation to performance, the 1999 base salaries of the Named Executive Officers were increased as compared to 1998 salary levels.

    ANNUAL BONUSES. The annual cash incentive bonuses payable under the respective Management Incentive Plans to the Named Executive Officers reported in the Summary Compensation Table are based primarily on objective criteria and to a lesser extent on subjective standards. Objective criteria include actual versus target annual net income after tax of the Company as a whole, and actual versus target annual net pre-tax income of each of the Company's Divisions and Subsidiaries, respectively. Subjective criteria encompass factors considered
(i) in promulgating the annual operating plan and (ii) in determining the target bonus award for each eligible participant under the applicable Management Incentive Plan based upon the above described standards utilized in determining annual base salaries. Target annual net income, after tax or pre-tax, as applicable, utilized for purposes of establishing target annual cash incentive bonuses for the year is based on the annual operating plan for the Company, its Divisions, and its Subsidiaries, developed by management and approved by the Board of Directors as a whole. In October 1998, the full Board of Directors, acting upon the recommendations and with the participation of management, established the following: (i) the parameters of the 1999 annual operating plan, including, among other information, the financial objectives of the Company, its Divisions, and its Subsidiaries, for such year; (ii) the percentage of net income after tax of the Company to be available as the aggregate annual bonus fund under the Company's Management Incentive Plan for its eligible participants, including certain of the Named Executive Officers, measured by the degree of achievement of the Company's actual net income after tax for 1998, as compared to the target net income after tax for such year pursuant to the annual operating plan; (iii) the percentage of pre-tax income of its respective Divisions to be available as the aggregate annual bonus fund under the Management Incentive Plan applicable to each Division for its eligible participants, including certain of the Named Executive Officers, measured by the degree of achievement of each Division's actual pre-tax income for 1999, as compared to its target pre-tax income for such year pursuant to the annual operating plan; and (iv) the percentage of pre-tax income of its respective Subsidiaries to be available as the aggregate annual bonus fund under the Management Incentive Plan applicable to each Subsidiary for its eligible participants, including two of the Named Executive Officers, measured by the degree of achievement of each Subsidiary's actual pre-tax income for 1999, as compared to its target pre-tax income for such year pursuant to the annual operating plan.

    In October 1998, through application of the criteria described above, the Compensation Committee determined the target annual bonus award of each eligible participant under the Management Incentive Plan, including each Named Executive, as a percentage share of the target annual bonus fund available under such plans, respectively, for 1999. As a result of the performance of the Company as a whole, its Divisions, and its Subsidiaries in 1999, the Compensation Committee determined the actual 1999 cash bonus award for each Named Executive, including the Chief Executive Officer, by applying the objective criteria described above, which procedure was also uniformly applied in determining the actual 1999 cash bonuses for all other officers of the Company (including its Divisions) and its Subsidiaries. The Compensation Committee followed the same procedure in October 1999 to determine target 2000 cash incentive bonus awards pursuant to the Management Incentive Plan.

    STOCK OPTION GRANTS. The Company has adopted two stock option plans (collectively, the "Stock Plans") to provide long-term incentive compensation for eligible participants: the Stock Option Plan for Key Employees (the "Key Employee Plan") and the 1995 Stock Compensation Plan (the "1995 Stock Plan"). Generally, executive officers and other key employees of the Company (including its Divisions) and its Subsidiaries are entitled to participate in these Stock Plans. Stock option grants under the Stock Plans provide the right to purchase shares of the Company's Common Stock at fair market value (the average of the high and low trading prices) on the date of grant. Additionally, the 1995 Stock Plan provides that optionees may be granted stock appreciation rights with respect to shares of Common Stock covered by related options granted under such plan, which permit optionees to be paid the appreciation on the related stock option in lieu of exercising such option. Each stock option granted under the Key Employee Plan or the 1995 Stock Plan is effectively exercisable based on an incremental vesting schedule of 20% per annum over five years; and may have a maximum term of seven years under the Key Employee Plan or ten years pursuant to the 1995 Stock Plan. The Stock Plans are structured to encourage the retention of shares purchased under the Stock Plans and provide long-term compensation opportunities to participating executives and other key employees only to the extent that shareholders of the Company have benefitted.

    In 1999, the Compensation Committee approved the grant of certain stock options pursuant to the 1995 Stock Plan to the respective Named Executive Officers indicated in the tables accompanying this report. Option grants have been made from time to time on an infrequent basis under the Stock Plans to reward executive performance and to encourage optionees to participate in the Company's long-term success as measured by the value of the Company's Common Stock. Factors considered in determining the amounts of options include multiples of base salary (designed to create greater opportunities commensurate with enhanced responsibilities), competitive data, managerial abilities, and individual initiative and achievements.

    The 1999 annual compensation of J. Rex Vardeman, President and Chief Executive Officer, as reflected in certain tables accompanying this report, was based on the policies described above.

                                          Respectfully submitted,

                                          COMPENSATION COMMITTEE
                                          of the Board of Directors

                                          J. Rex Vardeman, CHAIRMAN
                                          Bill R. Womble
                                          Donald E. Heitzman, Sr.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During fiscal year 1999, the members of the Compensation Committee were responsible for determining executive compensation and made decisions related to stock option grants to certain officers other than executive officers. J. Rex Vardeman, Chairman of the Board, President and Chief Executive Officer, serves as Chairman of the Compensation Committee and participated in deliberations concerning executive officer compensation.

    No member or nominee for election as a member of the Board or any Committee of the Board has an interlocking relationship with the board (or member of such board) or any committee (or member of such committee) of a board of any other company.

STOCK PERFORMANCE INFORMATION

    The following chart illustrates the percentage of change in the cumulative total shareholder return on the Company's Common Stock during each of the fiscal years in the five-year period ended September 30, 1999, compared with the cumulative total returns on the Center for Research in Security Prices ("CRSP") Index for The Nasdaq Stock Market (U.S. Companies) and the CRSP Index for Nasdaq Communications Equipment Stocks, respectively, for the same periods.

                               STOCK PERFORMANCE*

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

      VERTEX COMMUNICATIONS CORPORATION  CRSP INDEX FOR THE NASDAQ STOCK MARKET (US COMPANIES)
1994                              100.0                                                  100.0
1995                              153.3                                                  138.1
1996                              148.9                                                  163.8
1997                              214.4                                                  225.0
1998                              163.3                                                  228.8
1999                               99.4                                                  317.5

      CRSP INDEX FOR THE NASDAQ COMMUNICATIONS EQUIPMENT STOCKS
1994                                                      100.0
1995                                                      201.4
1996                                                      229.1
1997                                                      250.7
1998                                                      150.3
1999                                                      426.8

                                     LEGEND

                  INDEX DESCRIPTION                    09/1994    09/1995    09/1996    09/1997    09/1998    09/1999
                  -----------------                    --------   --------   --------   --------   --------   --------
Vertex Communications Corporation                       100.0      153.3      148.9      214.4      163.3       99.4
CRSP Index for NASDAQ Stock Market                      100.0      138.1      163.8      225.0      228.8      371.5
CRSP Index for Nasdaq Communication Equipment Stocks    100.0      201.4      229.1      250.7      150.3      426.8

NOTES:

    A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.

    B. The indices are reweighted daily, using the market capitalization on the previous trading day.

    C. If the monthly interval, based on the fiscal year end, is not a trading day, the preceding trading day is used.

    D. The index level for each series was set to $100.00 on September 30, 1994.

    * The comparison assumes (i) $100 was invested on September 30, 1994, in the Company's Common Stock and in each of the foregoing indices and
       (ii) that any dividends paid by companies included in the comparative indices were reinvested in additional shares of the same class of equity securities of such companies at the frequency with which dividends were paid during the applicable periods depicted.

    The stock performance information depicted in the preceding chart is not necessarily indicative of future stock price performance. The chart shall not be deemed to be incorporated by reference in any filing by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates such information by reference.

                              CERTAIN TRANSACTIONS

    The Board of the Company has adopted a policy that transactions between the Company, its officers, directors, principal shareholders, and affiliates be conducted on terms at least as favorable to the Company as those which could be obtained from independent parties.

    The Company has entered into certain indemnification agreements with each of its directors and executive officers to provide the maximum indemnification allowed pursuant to its articles of incorporation, bylaws and applicable law.

    Mr. Womble, a director of the Company, is a partner of Thompson & Knight L.L.P., a Dallas, Texas law firm that has been retained by the Company as its corporate counsel.

                            SECTION 16 REQUIREMENTS

    Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation promulgated pursuant to the Exchange Act to furnish the Company with copies of all Section 16(a) report forms they file with the SEC.

    Based solely on its review of the copies of such report forms received by it with respect to fiscal year 1999, or written representations from certain reporting persons, the Company believes that all filing requirements applicable to its directors, officers and persons who own more than 10% of a registered class of the Company's equity securities have been timely complied with in accordance with Section 16(a) of the Exchange Act.

                                                                      SCHEDULE I

    As of the date of this Information Statement, the Purchaser has not determined who will be the Purchaser Designees. However, such Purchaser Designees will be selected from the following list of directors and executive officers of Parent promptly upon the purchase by the Purchaser of shares of Common Stock of the Company pursuant to the Offer. The information contained herein concerning Parent and its directors and executive officers has been furnished by Parent and the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information. The name, present principal occupation or employment and five-year employment history of each Purchaser Designee and certain other information is set forth below. Except as noted, none of the persons listed below owns any shares of Common Stock or has engaged in any transactions with respect to shares of Common Stock during the past
60 days. During the last five years, neither Parent, the Purchaser nor any individual indicated below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. All of the individuals listed below are citizens of the United States.

            NAME AND TITLE               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
            --------------               ---------------------------------------------------------------------------
Jack Haegele,..........................  Mr. Haegele has been Chairman and Chief Executive Officer of TBG Industries
Chief Executive Officer and Director     Inc., the majority shareholder of Parent, since 1997. He was President and
                                         Chief Operating Officer of TBG Holdings NV from 1992 to 1997.

Stephen Green,.........................  Mr. Green has been Vice President and General Counsel of TBG Services Inc.,
Vice President and Director              an affiliate of Parent, since 1997. Prior to 1997, he was Assistant General
                                         Counsel with TBG Services Inc. and affiliated companies.

Donald Hofmann,........................  Mr. Hofmann has been a General Partner of Chase Capital Partners since
Director                                 1992. Chase Capital Partners is an affiliate of Chase Manhattan Bank and is a minority shareholder of Parent.

Robert B. Levine,......................  Mr. Levine is Vice President-Taxes of TBG Services Inc., an affiliate of
Vice President                           Parent.

    The business address for Messrs. Haegele, Green and Levine is 565 Fifth Avenue, 17th Floor, New York, New York 10017.

    The business address for Mr. Hofmann is 380 Madison Avenue, 12th Floor, New York, New York 10017.

                                 EXHIBIT INDEX

EXHIBIT                                     DESCRIPTION
-------             ------------------------------------------------------------
Exhibit 1  --       Agreement and Plan of Merger, dated November  11, 1999,
                      among the Purchaser, Parent and the Company.
Exhibit 2  --       Company Shareholder Agreement, dated November 11, 1999,
                      among the Principal Shareholders, Parent and the
                      Purchaser.
Exhibit 3  --       Confidentiality Agreement, dated as of September 28, 1999, between Parent and the Company.
Exhibit 4  --       Letter to Shareholders, dated November 18, 1999.*
Exhibit 5  --       Joint press release issued by the Company and Parent on
                      November 12, 1999.
Exhibit 6  --       Opinion of Frost Securities dated November 11, 1999.*

------------------------

*   Included in copies of the Schedule 14D-9 mailed to shareholders.